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                                                       EXHIBIT 99.A


                             MATERIAL CHANGE REPORT

                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
            SECTION 84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                  SECTION 112 OF THE SECURITIES ACT (MANITOBA)
            SECTION 76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)

Item 1.           Reporting Issuer
                  ----------------

                  Biovail Corporation
                  2488 Dunwin Drive
                  Mississauga, Ontario L5L 1J9

Item 2.           Dates of Material Changes
                  -------------------------

                  1.     October 26, 2001
                  2.     October 27, 2001
                  3.     October 29, 2001

Item 3.           Press Releases
                  --------------

                  Press releases were issued on October 27, 2001 and October 29, 2001 through CCN Disclosure in Toronto.

Item 4.           Summary of Material Changes
                  ---------------------------

                  1. On October 26, 2001, Biovail Corporation ("BIOVAIL" or the "CORPORATION") filed a preliminary base shelf prospectus (the "PRELIMINARY PROSPECTUS") with the Canadian provincial securities commissions in respect of the potential issuance of up to U.S.$1.5 billion in any combination of common shares, debt securities and/or warrants. Biovail subsequently filed on October 29, 2001 a registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the "SEC").

                  2. On October 27, 2001, Biovail announced that it was exercising its option to redeem all of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 (the "CONVERTIBLE SECURITIES") on November 27, 2001.


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                  3.       On October 29, 2001,  Biovail  announced  that it had
                           entered into certain agreements with  GlaxoSmithKline
                           plc  ("GSK")  in  respect  of  the   licensing  of  a
                           once-daily  formulation  of buproprion  hydrochloride
                           (HCI) ("WELLBUTRIN ONCE DAILY") for sales on a world-wide basis and distribution rights for Zovirax Ointment and Zovirax Cream.

Item 5.           Full Description of Material Changes
                  ------------------------------------

                  1.       Filing of Preliminary Prospectus

                           On October 26, 2001, Biovail filed the Preliminary Prospectus with the Canadian provincial securities commissions in respect of the potential issuance of up to U.S.$1.5 billion in any combination of common shares, debt securities and/or warrants. The Company filed a registration statement on Form F-10 covering these securities with the SEC under the Multijurisdictional Disclosure System on Monday, October 29, 2001. Biovail may offer one or more of these types of securities from time to time during the 25 month period during which the prospectus, including any amendments, remains valid. One or more shareholders may also sell common shares pursuant to the shelf prospectus.

                  2.       Redemption of Convertible Securities

                           On October 27, 2001, Biovail announced that it was exercising its option to redeem all of its outstanding Convertible Securities on November 27, 2001 (the "REDEMPTION DATE") at a redemption price of U.S.$53.375 per each U.S.$50 principal amount of Convertible Securities. This redemption right was triggered after the closing price of Biovail's common shares on the New York Stock Exchange exceeded U.S.$45.51 per share for 20 of the 30 trading days preceding October 27, 2001.

                           Upon redemption of the Convertible Securities, holders of the Convertible Securities will also receive an amount equal to the present value of the aggregate amount of interest that would be payable on the Convertible Securities during the period from the Redemption Date to March 31, 2003 of U.S.$4.98 per U.S.$50 principal amount of Convertible Securities. This additional payment will be paid on all Convertible Securities outstanding on October 27, 2001, whether or not such Convertible Securities


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                           are converted  into common shares of Biovail prior to
                           the Redemption Date.

                           The Convertible Securities are convertible into common shares of Biovail at $30.3375 per share and the holders may convert their Convertible Securities into common shares until 5:00 p.m., New York City time, on November 26, 2001.

                  3.       Agreements with GSK

                           On October 29, 2001, Biovail and GSK announced that Biovail has licensed to GSK a novel controlled-release, once-daily formulation of Wellbutrin for sales and distribution on a world-wide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily upon approval in the United States. GSK and Biovail intend to file a NDA for Wellbutrin Once Daily with the FDA during the first half of 2002. In addition, Biovail acquired from GSK exclusive promotion and distribution rights for Zovirax Ointment for the United States and Puerto Rico. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail and, in return, Biovail will pay GSK $133 million for certain rights to the product, subject to certain conditions. Biovail will begin promotional efforts related to Zovirax Ointment in January 2002 and intends to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a paediatric Phase IV study for Zovirax Cream. The agreements are subject to Hart-Scott-Rodino approval in the United States.

Item 6.           RELIANCE ON SECTION 75(3) OF THE  SECURITIES ACT (ONTARIO);
                  SECTION 118(2) OF THE SECURITIES ACT (ALBERTA); SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA); SECTION 74 OF THE SECURITIES ACT (QUEBEC); SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA); SECTION 84(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN); AND SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND)


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                  This material  change  report was not filed on a  confidential basis.

Item 7.           Omitted Information
                  -------------------

                  No information has been omitted in respect of the material changes.

Item 8.           Senior Officers
                  ---------------

                  Further information with respect to the material changes described in this material change report may be obtained from:

                  John R. Miszuk
                  (416) 285-6000

Item 9.           Statement of Senior Officer
                  ---------------------------

                  The  foregoing   accurately  discloses  the  material  changes
                  referred to herein.



DATED at Mississauga, Ontario, this 2nd day of November, 2001.



                                          By:    (signed) "John Miszuk"
                                               -------------------------------
                                          Name:      John R. Miszuk
                                          Title:     Vice-President, Controller



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THIS ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.